Exhibit 99.1

FOR IMMEDIATE RELEASE

Thomson Reuters Reports First-Quarter 2014 Results

First-quarter performance consistent with full-year expectations

NEW YORK, April 30, 2014 – Thomson Reuters (TSX / NYSE: TRI) today reported results for the first quarter ended March 31, 2014.

—	Revenues from ongoing businesses grew 1% before currency to $3.1 billion

—	Adjusted EBITDA increased 8% to $820 million with a margin of 26.2%, up from 24.4% in the prior- year period

—	Underlying operating profit increased 14% to $528 million with a margin of 16.9%, up from 14.9% in the prior-year period

—	Adjusted earnings per share were $0.46 versus $0.38 in the prior-year period, up 21%

—	$1.1 billion returned to shareholders through share repurchases and dividends since $1 billion share repurchase program announced in the fourth-quarter of 2013

—	2014 Outlook affirmed

“We are off to a solid start and the first-quarter’s performance is consistent with our full-year expectations,” said James C. Smith, chief executive officer of Thomson Reuters. “Overall, I am pleased with the trajectory of the business.”

“We continue to make progress, building out a scalable platform for sustainable growth.”

Thomson Reuters Reports First-Quarter 2014 Results

Consolidated Financial Highlights

	Three Months Ended March 31, (Millions of U.S. dollars, except EPS and margins)
IFRS Financial Measures	2014	2013	Change
Revenues	$3,130	$3,175		-1%
Operating profit	$359	$390		-8%
Diluted earnings (loss) per share (EPS)	$0.34	$(0.04)	nm (1)
Cash flow from operations	$113	$116		-3%

Non-IFRS Financial Measures (2)	2014	2013	Change
Revenues from ongoing businesses	$3,129	$3,097		1%
Adjusted EBITDA	$820	$757		8%
Adjusted EBITDA margin	26.2%	24.4%	180	bp
Underlying operating profit	$528	$462		14%
Underlying operating profit margin	16.9%	14.9%	200	bp
Adjusted earnings per share (EPS)	$0.46	$0.38		21%
Free cash flow	$(135)	$(231)	nm (1)

—	Revenues from ongoing businesses were $3.1 billion, a 1% increase before currency.

—	Adjusted EBITDA increased 8%, and the corresponding margin was 26.2% versus 24.4% in the prior-year period. The increase was primarily due to lower charges compared to the prior-year period.

—	Underlying operating profit increased 14%, and the corresponding margin was 16.9% versus 14.9% in the prior-year period primarily due to lower charges compared to the prior-year period.

—	Charges (primarily related to severance) of $10 million were incurred in the quarter compared to $78 million in the prior-year period.

—	Adjusted EPS was $0.46 compared to $0.38 in the prior-year period.

—	Free cash flow was negative $135 million versus negative $231 million in the prior-year period with the first quarter historically being the weakest of the year. For the full year, the company continues to expect to achieve free cash flow of between $1.3 billion and $1.5 billion.

___________________________
(1)	nm – not meaningful
(2)
These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release. Additional information is provided in the explanatory footnotes to the appended tables.

Thomson Reuters Reports First-Quarter 2014 Results

First-Quarter Business Segment Highlights
Unless otherwise noted, all revenue growth comparisons in this news release are before the impact of foreign currency as Thomson Reuters believes this provides the best basis to measure the performance of its business.

As the Financial & Risk segment progresses toward operating on a unified platform,  further integrating and simplifying its business, the segment no longer has separate Trading, Investors, Marketplaces and Governance, Risk & Compliance units, and therefore will no longer report on that basis.

Financial & Risk

—	Revenues were down 1% due to the impact of negative net sales in 2013. Organic revenues declined 3%.
—	Recurring revenues decreased 2% (down 3% organic) due to negative net sales in 2013. Transactions-related revenues increased 3% but were down 4% organically primarily due to lower trading volumes in the foreign exchange market. Recoveries revenues were down 1%.
—	By geography, revenues in Europe, Middle East and Africa (EMEA) were down 3%, revenues in the Americas were flat (down 2% organic) and revenues in Asia were up 1%.
—	EBITDA increased 11% primarily due to lower severance charges compared to the prior-year period. The margin was 24.1% compared to 21.5% in the prior-year period.
—	Operating profit increased 20% primarily due to lower severance charges compared to the prior-year period. The margin was 14.5% compared to 11.9% in the prior-year period.
—	During the quarter, Eikon 4.0 was launched and the Reuters 3000Xtra product was discontinued with users upgraded to Eikon.

Legal

—	Revenues increased 2% (flat organic) due to contributions from acquisitions.
—	Growth businesses – 44% of Legal revenues – grew 7% (4% organic), driven by strong growth from Elite, Practical Law and FindLaw. Growth businesses represent all of Legal’s revenue excluding US print and online legal information.
—	US online legal information – 41% of Legal revenues – declined 2%.
—	US print – 15% of Legal revenues – declined 3% and is expected to decline mid-to-upper single digit for the full year.
—	EBITDA increased 3% due to revenue flow-through and timing of expenses. The margin was 35.4% compared to 34.8% in the prior-year period.
—	Operating profit increased 7% with a margin of 26.8% versus 25.3% in the prior-year period. The increase in the margin reflected lower depreciation and amortization.

Tax & Accounting

—	Revenues increased 13% (10% organic) driven by strong growth across the business including the Corporate business, up 22% (14% organic), and the Professional business, up 10%.

Thomson Reuters Reports First-Quarter 2014 Results

—	EBITDA increased 17% with a margin of 33.0% compared to 30.9% in the prior-year period. The margin increase was primarily due to flow-through from increased revenues.
—	Operating profit increased 22% and the margin was 24.1% compared to 21.8% in the prior-year period.
—	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Tax & Accounting business. Full-year margins are more reflective of the segment’s underlying performance.

Intellectual Property & Science

—	Revenues increased 4% (3% organic), driven by recurring revenue growth of 5% and transaction revenue growth of 3%. IP Solutions grew 2%, Life Sciences increased 5% and Scientific & Scholarly Research increased 9%.
—	EBITDA increased 3% due to revenue flow-through. The margin was 29.6%, down 40 basis points, compared to the prior-year period due to the dilutive effect of acquisitions made in 2013.
—	Operating profit was flat. The margin was 21.0% compared to 21.9% in the prior-year period.
—	Small movements in the timing of revenues and expenses can impact margins in any given quarter for the Intellectual Property & Science business. Full-year margins are more reflective of the segment’s underlying performance.

Corporate & Other (Including Reuters News)

Reuters News revenues for the first quarter of 2014 were $79 million, down 1% from the prior-year period. Corporate & Other costs for the first quarter of 2014 were $62 million, compared to $59 million in the prior-year period.

Business Outlook (Before Currency)

Thomson Reuters today reaffirmed its full-year business outlook for 2014 which was previously communicated in February 2014. The company continues to expect:

—	revenues to be comparable to 2013;
—	adjusted EBITDA margin to range between 26% and 27%;
—	underlying operating profit margin to range between 17.0% and 18.0%; and
—	free cash flow to range between $1.3 billion and $1.5 billion in 2014.

The company’s 2014 outlook includes the impact of $120 million of previously announced charges expected to be incurred this year. The estimated aggregate amount of these charges is $395 million, $275 million of which was incurred in 2013. The free cash flow outlook for 2014 reflects the estimated impact of the charges incurred in 2013 and 2014 as well as the impact of the loss of free cash flow from disposals (approximately $375 million in aggregate).

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters Reports First-Quarter 2014 Results

Dividend and Share Repurchases

As previously announced, Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.32 per share. A quarterly dividend of $0.33 per share is payable on June 16, 2014 to common shareholders of record as of May 22, 2014.

In October 2013, the company announced that it plans to repurchase $1.0 billion of its shares by the end of 2014. In the first quarter of 2014, the company returned approximately $264 million to shareholders through the repurchase of approximately 7.5 million shares. From October 2013 through the end of the first quarter of 2014, the company repurchased 15.5 million shares at an aggregate cost of approximately $564 million.

Thomson Reuters
Thomson Reuters is the world's leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision makers in the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world's most trusted news organization. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, go to www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the "Business Outlook (Before Currency)" section and Mr. Smith’s comments, are forward-looking. Forward-looking statements also include expectations regarding the 2014 charges. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2014. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

The company's 2014 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in the countries where Thomson Reuters operates. Internal financial and operational assumptions include, but are not limited to, continuing operational improvement in the Financial & Risk business and the successful execution of new sales initiatives, ongoing product release programs, globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets and identify areas of higher growth;

Thomson Reuters Reports First-Quarter 2014 Results

increased accessibility to free or relatively inexpensive information sources; failures or disruptions of network systems or the Internet; failure to maintain a high renewal rate for subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations, including the impact of the Dodd-Frank legislation and similar financial services laws around the world; failure to adapt to recent organizational changes and effectively implement strategic initiatives; failure to recruit, motivate and retain high quality management and key employees; failure to meet the challenges involved in operating globally; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; failure to protect the brands and reputation of Thomson Reuters; impairment of goodwill and identifiable intangible assets; inadequate protection of intellectual property rights; threat of legal actions and claims; risk of antitrust/competition-related claims or investigations; downgrading of credit ratings and adverse conditions in the credit markets; fluctuations in foreign currency exchange and interest rates; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS
MEDIA David Crundwell Corporate Affairs +1 646 223 5285 david.crundwell@thomsonreuters.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@thomsonreuters.com

Thomson Reuters will webcast a discussion of its first-quarter 2014 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT).  You can access the webcast by visiting the "Investor Relations" section of www.thomsonreuters.com.  An archive of the webcast will be available following the presentation.

Thomson Reuters Reports First-Quarter 2014 Results

Thomson Reuters Corporation
Business Segment Information
 (millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,		Change
	2014	2013	Total	Before Currency	Organic
Revenues
Financial & Risk	$1,658	$1,675	-1%	-1%	-3%
Legal	803	794	1%	2%	0%
Tax & Accounting	348	317	10%	13%	10%
Intellectual Property & Science	243	233	4%	4%	3%
Corporate & Other (includes Reuters News)	79	81	-2%	-1%	-1%
Eliminations	(2)	(3)
Revenues from ongoing businesses (1)	3,129	3,097	1%	1%	0%
Other Businesses (2)	1	78
Revenues	$3,130	$3,175	-1%

				Margin
Adjusted EBITDA (3)			Change	2014	2013	Change
Financial & Risk	$399	$360	11%	24.1%	21.5%	260	bp
Legal	284	276	3%	35.4%	34.8%	60	bp
Tax & Accounting	115	98	17%	33.0%	30.9%	210	bp
Intellectual Property & Science	72	70	3%	29.6%	30.0%	-40	bp
Corporate & Other (includes Reuters News)	(50)	(47)
Adjusted EBITDA	$820	$757	8%	26.2%	24.4%	180	bp

Underlying Operating Profit (4)
Financial & Risk	$240	$200	20%	14.5%	11.9%	260	bp
Legal	215	201	7%	26.8%	25.3%	150	bp
Tax & Accounting	84	69	22%	24.1%	21.8%	230	bp
Intellectual Property & Science	51	51	0%	21.0%	21.9%	-90	bp
Corporate & Other (includes Reuters News)	(62)	(59)
Underlying operating profit	$528	$462	14%	16.9%	14.9%	200	bp

Refer to page 11 for explanation of footnotes.

Thomson Reuters Reports First-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Operating Profit to Adjusted EBITDA (3)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2014	2013	Change

Operating profit	$359	$390	-8%
Adjustments to remove:
Amortization of other identifiable intangible assets	163	160
Fair value adjustments	2	(62)
Other operating losses, net	3	6
Operating loss (profit) from Other Businesses (2)	1	(32)
Underlying operating profit	$528	$462	14%
Remove:
Depreciation and amortization of computer software (excluding Other Businesses (2))	292	295
Adjusted EBITDA	$820	$757	8%

Underlying operating profit margin (4)	16.9%	14.9%	200	bp
Adjusted EBITDA margin (3)	26.2%	24.4%	180	bp

Thomson Reuters Corporation
Reconciliation of Net Earnings (Loss) to Adjusted EBITDA (3)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2014	2013	Change

Net earnings (loss)	$292	$(17)	nm
Adjustments to remove:
Tax (benefit) expense	(13)	247
Other finance (income) costs	(28)	55
Net interest expense	108	115
Amortization of other identifiable intangible assets	163	160
Amortization of computer software	194	188
Depreciation	98	107
EBITDA	$814	$855
Adjustments to remove:
Share of post-tax earnings in equity method investments	-	(10)
Other operating losses, net	3	6
Fair value adjustments	2	(62)
EBITDA from Other Businesses (2)	1	(32)
Adjusted EBITDA	$820	$757	8%

nm - not meaningful
Refer to page 11 for explanation of footnotes.

Thomson Reuters Reports First-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Underlying Operating Profit (4) to Adjusted EBITDA (3) by Business Segment
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31, 2014			Three Months Ended March 31, 2013
	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA	Underlying Operating Profit	Add: Depreciation and Amortization of Computer Software **	Adjusted EBITDA

Financial & Risk	$240	$159	$399	$200	$160	$360
Legal	215	69	284	201	75	276
Tax & Accounting	84	31	115	69	29	98
Intellectual Property & Science	51	21	72	51	19	70
Corporate & Other (includes Reuters News)	(62)	12	(50)	(59)	12	(47)
	$528	$292	$820	$462	$295	$757
_________________________
** excludes Other Businesses (2)

Thomson Reuters Corporation
Reconciliation of Earnings (Loss) Attributable to Common Shareholders
 to Adjusted Earnings (5)
(millions of U.S. dollars, except as otherwise indicated and except for per share data)
(unaudited)

	Three Months Ended March 31,
	2014	2013
Earnings (loss) attributable to common shareholders	$282	$(31)
Adjustments to remove:
Operating loss (profit) from Other Businesses (2)	1	(32)
Fair value adjustments	2	(62)
Other operating losses, net	3	6
Other finance (income) costs	(28)	55
Share of post-tax earnings in equity method investments	-	(10)
Tax on above items	-	22
Discrete tax items	(14)	221
Amortization of other identifiable intangible assets	163	160
Interim period effective tax rate normalization (6)	(12)	(7)
Tax charge amortization (7)	(22)	(8)
Dividends declared on preference shares	(1)	(1)
Adjusted earnings	$374	$313
Adjusted earnings per share	$0.46	$0.38

Diluted weighted-average common shares (millions)	820.9	830.4

Refer to page 11 for explanation of footnotes.

Thomson Reuters Reports First-Quarter 2014 Results

Thomson Reuters Corporation
Reconciliation of Net Cash Provided by Operating Activities
to Free Cash Flow from Ongoing Businesses (8)
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2014	2013
Net cash provided by operating activities	$113	$116
Capital expenditures, less proceeds from disposals	(248)	(350)
Other investing activities	1	4
Dividends paid on preference shares	(1)	(1)
Free cash flow	(135)	(231)
Remove: Other Businesses (2)	-	7
Free cash flow from ongoing businesses	$(135)	$(224)

Refer to page 11 for explanation of footnotes.

Thomson Reuters Reports First-Quarter 2014 Results

Footnotes

(1)	Revenues from ongoing businesses are revenues from reportable segments and Corporate & Other (which includes Reuters News) less eliminations. Other Businesses (see note (2) below) are excluded.
(2)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

(millions of U.S. dollars)	Three Months Ended
	March 31,
Other Businesses	2014	2013

Revenues	$1	$78

Operating (loss) profit	$(1)	$32
Depreciation and amortization of computer software	-	-
EBITDA	$(1)	$32

(3)	Thomson Reuters defines adjusted EBITDA as underlying operating profit excluding the related depreciation and amortization of computer software. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues from ongoing businesses.
(4)	Underlying operating profit is operating profit from reportable segments and Corporate & Other (includes Reuters News). Underlying operating profit margin is the underlying operating profit expressed as a percentage of revenues from ongoing businesses.
(5)	Adjusted earnings and adjusted earnings per share include dividends declared on preference shares and amortization of the 2013 tax charges associated with the consolidation of technology and content assets but exclude the pre-tax impacts of amortization of other identifiable intangible assets as well as the post-tax impacts of fair value adjustments, other operating (gains) and losses, certain impairment charges, the results of Other Businesses (see note (2) above), other finance (income) costs, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Adjusted earnings per share is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Because Thomson Reuters reported a net loss under IFRS for the three months ended March 31, 2013, the weighted-average number of common shares used for basic and diluted loss per share is the same, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since our non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended March 31, 2013

IFRS: Basic and Diluted	828,342,978
Effect of stock options and other equity incentive awards	2,104,177
Non-IFRS Diluted	830,447,155

(6)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Reported earnings or loss for interim periods reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(7)	Reflects amortization of the 2013 tax charges associated with the consolidation of the ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
(8)	Free cash flow is net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on the company’s preference shares. Other Businesses (see note (2) above) are also removed to arrive at free cash flow from ongoing businesses.

Thomson Reuters Reports First-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Income Statement
(millions of U.S. dollars, except per share data)
(unaudited)

	Three Months Ended March 31,
	2014	2013

Revenues	$3,130	$3,175
Operating expenses	(2,313)	(2,324)
Depreciation	(98)	(107)
Amortization of computer software	(194)	(188)
Amortization of other identifiable intangible assets	(163)	(160)
Other operating losses, net	(3)	(6)
Operating profit	359	390
Finance costs, net:
Net interest expense	(108)	(115)
Other finance income (costs)	28	(55)
Income before tax and equity method investments	279	220
Share of post-tax earnings in equity method investments	-	10
Tax benefit (expense)	13	(247)
Net earnings (loss)	$292	$(17)

Earnings (loss) attributable to:
Common shareholders	282	(31)
Non-controlling interests	10	14

Basic and diluted earnings (loss) per share	$0.34	$(0.04)

Basic weighted-average common shares	817,922,935	828,342,978
Diluted weighted-average common shares	820,945,986	828,342,978

Thomson Reuters Reports First-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Statement of Financial Position
(millions of U.S. dollars)
(unaudited)

	March 31, 2014	December 31, 2013
Assets
Cash and cash equivalents	$667	$1,316
Trade and other receivables	1,825	1,751
Other financial assets	133	183
Prepaid expenses and other current assets	684	650
Current assets	3,309	3,900

Computer hardware and other property, net	1,241	1,291
Computer software, net	1,569	1,622
Other identifiable intangible assets, net	7,735	7,890
Goodwill	16,911	16,871
Other financial assets	163	192
Other non-current assets	599	583
Deferred tax	90	90
Total assets	$31,617	$32,439

Liabilities and equity
Liabilities
Current indebtedness	$580	$596
Payables, accruals and provisions	2,045	2,624
Deferred revenue	1,427	1,348
Other financial liabilities	191	193
Current liabilities	4,243	4,761

Long-term indebtedness	7,379	7,470
Provisions and other non-current liabilities	1,762	1,759
Other financial liabilities	205	102
Deferred tax	1,861	1,917
Total liabilities	15,450	16,009

Equity
Capital	10,266	10,347
Retained earnings	7,086	7,303
Accumulated other comprehensive loss	(1,586)	(1,614)
Total shareholders’ equity	15,766	16,036
Non-controlling interests	401	394
Total equity	16,167	16,430
Total liabilities and equity	$31,617	$32,439

Thomson Reuters Reports First-Quarter 2014 Results

Thomson Reuters Corporation
Consolidated Statement of Cash Flow
(millions of U.S. dollars)
(unaudited)

	Three Months Ended March 31,
	2014	2013
Cash provided by (used in):
Operating activities
Net earnings (loss)	$292	$(17)
Adjustments for:
Depreciation	98	107
Amortization of computer software	194	188
Amortization of other identifiable intangible assets	163	160
Net losses (gains) on disposals of businesses and investments	1	(14)
Deferred tax	(40)	172
Other	34	65
Changes in working capital and other items	(629)	(545)
Net cash provided by operating activities	113	116

Investing activities
Acquisitions, net of cash acquired	-	(730)
Proceeds from disposals of businesses and investments, net of taxes paid	-	30
Capital expenditures, less proceeds from disposals	(248)	(350)
Other investing activities	1	4
Net cash used in investing activities	(247)	(1,046)

Financing activities
Proceeds from debt	-	440
Repayments of debt	-	(440)
Net borrowings under short-term loan facilities	-	327
Repurchases of common shares	(264)	-
Dividends paid on preference shares	(1)	(1)
Dividends paid on common shares	(262)	(259)
Other financing activities	4	9
Net cash (used in) provided by financing activities	(523)	76
Decrease in cash and bank overdrafts	(657)	(854)
Translation adjustments	-	(11)
Cash and bank overdrafts at beginning of period	1,312	1,276
Cash and bank overdrafts at end of period	$655	$411

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$667	$423
Bank overdrafts	(12)	(12)
	$655	$411